BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
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Consent of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
CrossFirst Bankshares, Inc.
Leawood, Kansas

We consent to the incorporation by reference in the registration statements (No. 333-233744) on Form S-8 of CrossFirst Bankshares, Inc. of our report dated March 10, 2020, with respect to the consolidated balance sheets of CrossFirst Bankshares, Inc. as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes, which appears in the December 31, 2019, Annual Report on Form 10-K of CrossFirst Bankshares, Inc.

BKD, LLP

Kansas City, Missouri
March 10, 2020